                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of    June  , 2004
                 ---------



                           CHINA ENTERPRISES LIMITED
                           -------------------------
                 (Translation of Registrant's Name Into English)


      8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
      --------------------------------------------------------------------
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F   X            Form 40-F
                           -----                    -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes                No   X
                           -----             -----

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For immediate release


                            CHINA ENTERPRISES LIMITED
                                  PRESS RELEASE

            CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003


NEW YORK, June 8, 2004 - The Board of Directors of China Enterprises Limited announces the following financial information of the Company for the year ended December 31, 2003: -

Financial Highlights

-------------------------------------------------------------------------------------------
                                          Year ended           Year ended
                                       December 31, 2002    December 31, 2003      Change %
Revenues                                  Rmb2,610.1M          Rmb2,808.4M         + 7.6%
Loss from continuing operations           Rmb(62.9M)           Rmb(99.6M)          + 58.3%
Loss from discontinued operations         Rmb(199.8M)          Rmb(7.8M)           - 96.1%
Net loss                                  Rmb(262.8M)          Rmb(107.3M)         - 59.2%
Net loss per common share                 Rmb(29.14)           Rmb(11.90)          - 59.2%
-------------------------------------------------------------------------------------------

The tire market in the People's Republic of China continued its strong growth in fiscal year 2003. Along with the rapid development of the PRC economy and the implementation of the construction of "five vertical and seven horizontal" National Trunks System by the Chinese government, the development of roads and highways accelerated in 2003 and resulted in increased demand for motor vehicles and vehicle-related components, including tires.

Consolidated revenues arising from continuing operations amounted to Rmb2.81 billion, representing a 7.6% increase over the fiscal year 2002 revenues of Rmb2.61 billion. This was mainly due to an increase in sales volume, especially in the radial tire market. The demand for radial tires has remained high since 2001 and Hangzhou Zhongce continues to increase its productive volume of radial tires. It sold a total of 5.3 million units of vehicle tires, 35.0 million units of bicycle tires and 2.3 million units of wheelbarrow tires in the nine-month period ended of fiscal 2003.

Loss from continuing operations increased to Rmb99.6 million in 2003 compared to a loss of Rmb62.9 million in 2002. This is mainly contributed by the equity in losses of affiliates amounting to Rmb120.2 million.

Loss from discontinued operations decreased to Rmb7.8 million in the fiscal year 2003 from Rmb199.8 million in fiscal year 2002 which was mainly due to the loss on disposal of Yinchuan CSI and CSI Rubber.

For the year ended December 31, 2003, the Company recorded a consolidated net loss of Rmb107.3 million. This represents a 59.2% decrease compared with Rmb262.8 million in 2002. These improvements resulted mainly from divestitures of non-performing assets and business in 2002 and early 2003.

The Annual General Meeting for China Enterprises will be held in Hong Kong on June 29, 2004.

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Based on the record date of April 8, 2004, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.



                                   *** End ***

For more information, please contact:
Hong Kong                                       New York
China Enterprises Limited                       Citigate Financial Intelligence
Mr. Chow Chun Man, Jimmy                        Tel: (1) 212 688 6840
Tel: (852) 2372 0130                            Fax: (1) 212 838 3393
Fax: (852) 2537 6591

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                  CHINA ENTERPRISES LIMITED



                                                  By /s/ Chow Chun Man, Jimmy
                                                     ---------------------------
                                                     Chow Chun Man, Jimmy
                                                     Chief Financial Officer


Dated: June 11, 2004

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